  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION, ON SEPTEMBER 25, 2000

                                                      REGISTRATION NO. 333-44278
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                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                AMENDMENT NO. 2

                                       TO
                                    FORM S-2

            REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
                             ---------------------

                          MALLON RESOURCES CORPORATION
             (Exact name of registrant as specified in its charter)

                   COLORADO                                      84-1095959
       (State or other jurisdiction of                        (I.R.S. Employer
        incorporation or organization)                      Identification No.)

         999 18TH STREET, SUITE 1700                       GEORGE O. MALLON, JR.
               DENVER, CO 80202                         MALLON RESOURCES CORPORATION
                (303) 293-2333                          999 18TH STREET, SUITE 1700
 (Address, including zip code, and telephone                  DENVER, CO 80202
                   number,                                     (303) 293-2333
     including area code, of registrant's       (Address, including zip code, and telephone
         principal executive office)                              number,
                                                 including area code, of agent for service)

                             ---------------------

                                   Copies to:


       ROY K. ROSS, ESQ.          THOMAS A. RICHARDSON, ESQ.          ALAN P. BADEN, ESQ.
 Mallon Resources Corporation      Holme Roberts & Owen LLP         Vinson & Elkins L.L.P.
  999 18th Street, Suite 1700      1700 Lincoln, Suite 4100       1325 Avenue of the Americas
       Denver, CO 80202                Denver, CO 80203                   17th Floor
        (303) 293-2333                  (303) 861-7000                New York, NY 10019
                                                                        (917) 206-8000


                             ---------------------

     THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a) MAY DETERMINE.
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

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

     The following table sets forth the costs and expenses, payable by the Company in connection with the sale of common stock being registered. All amounts are estimates except the SEC registration fee and Nasdaq National Market listing fee.

                                                      AMOUNT TO BE PAID
                                                      -----------------
SEC registration fee...............................       $  4,981
Nasdaq National Market listing fee.................
Printing expenses..................................
Legal fees and expenses............................
Accounting fees and expenses.......................
Miscellaneous expenses.............................
                                                          --------
          Total....................................       $250,000
                                                          ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS

     The Company's Bylaws and Restated Articles of Incorporation provide that the Company shall, to the full extent permitted by the Colorado Business Corporation Articles, as amended from time to time, indemnify all directors and officers of the Company. Sections 7-109-101 to 7-109-110 of the Colorado Business Corporation Act provide in part that a corporation shall have the power to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceedings (other than an action by or in the right of the corporation) by reason of the fact that such person is or was a director, officer, employee or agent of another corporation or other enterprise, against expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with such action, suitor proceeding if he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. Similar indemnity is authorized for such persons against expenses (including attorneys' fees) actually and reasonably incurred in defense or settlement of any threatened, pending or completed action or suit by or in the right of the corporation, if such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and provided further that (unless a court of competent jurisdiction otherwise provides) such person shall not have been adjudged liable to the corporation. Any such indemnification may be made only as authorized in each specific case upon a determination by the shareholders or disinterested directors that indemnification is proper because the indemnitee has met the applicable standard of conduct. The indemnitee is presumed to be entitled to indemnification and the Company has the burden of proof to overcome that presumption. Where an officer or a director is successful on the merits or otherwise in the defense of any action referred to above, the corporation must indemnify him against the expenses which such officer or director actually or reasonably incurred.

     Additionally, the Restated Articles of Incorporation and Bylaws provide for mandatory indemnification of directors to the fullest extent permitted by Colorado law. This provision does not eliminate the liability of a director (i) for a breach of the director's duty of loyalty to the Company or its shareholders; (ii) for acts or omissions by the director not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for liability arising under Section 7-108-403 of the Colorado Business Corporation Act (relating to distributions to shareholders in violation of the Colorado Business Corporation Act); or (iv) for any transaction from which the director derived an improper personal benefit.

ITEM 16. EXHIBITS


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         #1.1            -- Form of Underwriting Agreement between the Company and
                            the Underwriters
         *3.04           -- Statement of Designations -- Series B Preferred Stock(1)
         *4.01           -- Shareholder Rights Agreement(2)
        ++5.1            -- Opinion of Holme Roberts & Owen LLP as to the legality of issuance of the Company's Common Stock
       MATERIAL CONTRACTS
        *10.59           -- Credit Agreement with Aquila Energy Capital Corporation dated September 9, 1999(3)
        *10.60           -- Advancing Note with Aquila Energy Capital Corporation
                            dated September 9, 1999(3)
        *10.61           -- Deed of Trust, Mortgage, etc. with Aquila Energy Capital
                            Corporation dated September 9, 1999(3)
        *10.62           -- Master Rental Agreement with Universal Compression, Inc.
                            dated September 9, 1999(3)
       EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
        *10.1.5          -- 1997 Equity Participation Plan(4)
       CONSENTS
       ++23.1            -- Consent of Arthur Andersen LLP
       ++23.2            -- Consent of Holme Roberts & Owen LLP (included in Exhibit
                            5.1)
       ++23.3            -- Consent of Reed W. Ferrill & Associates, Inc.
       ++24              -- Powers of attorney


---------------


 #   Filed herewith.


 ++  Previously filed.

 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.

(1) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated August 24, 1995.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated April 22, 1997.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated September 9, 1999.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.

ITEM 17. UNDERTAKINGS

     Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

     The undersigned registrant hereby undertakes that:

          (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or
     (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

          (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has duly caused this Amendment No. 2 to Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Denver, Colorado, on this 25th day of September 2000.


                                            MALLON RESOURCES CORPORATION


                                            By:        /s/ ROY K. ROSS

                                              ----------------------------------

                                                         Roy K. Ross


                                                   Executive Vice President



     Pursuant to the requirements of the Securities Act of 1933, this Amendment No. 2 to Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.



                     SIGNATURES                                   TITLE                     DATE
                     ----------                                   -----                     ----
                          *                            Chairman of the Board,        September 25, 2000
-----------------------------------------------------    Director and President
                George O. Mallon, Jr.                    (Principal Executive
                                                         Officer)

                   /s/ ROY K. ROSS                     Executive Vice President and  September 25, 2000
-----------------------------------------------------    Director
                     Roy K. Ross

                          *                            Executive Vice President and  September 25, 2000
-----------------------------------------------------    Director
                 Kevin M. Fitzgerald

                          *                            Treasurer (Principal          September 25, 2000
-----------------------------------------------------    Financial Officer;
                  Alfonso R. Lopez                       Principal Accounting
                                                         Officer)

                          *                            Director                      September 25, 2000
-----------------------------------------------------
                   Frank Douglass

                          *                            Director                      September 25, 2000
-----------------------------------------------------
                  Roger R. Mitchell

                          *                            Director                      September 25, 2000
-----------------------------------------------------
              Francis J. Reinhardt, Jr.

                          *                            Director                      September 25, 2000
-----------------------------------------------------
                    Peter H. Blum

                  */s/ ROY K. ROSS
-----------------------------------------------------
                     Roy K. Ross
                  Attorney-in-fact

                                 EXHIBIT INDEX


        EXHIBIT
         NUMBER                                  DESCRIPTION
        -------                                  -----------
         #1.1            -- Form of Underwriting Agreement between the Company and
                            the Underwriters
         *3.04           -- Statement of Designations -- Series B Preferred Stock(1)
         *4.01           -- Shareholder Rights Agreement(2)
        ++5.1            -- Opinion of Holme Roberts & Owen LLP as to the legality of issuance of the Company's Common Stock
       MATERIAL CONTRACTS
        *10.59           -- Credit Agreement with Aquila Energy Capital Corporation dated September 9, 1999(3)
        *10.60           -- Advancing Note with Aquila Energy Capital Corporation
                            dated September 9, 1999(3)
        *10.61           -- Deed of Trust, Mortgage, etc. with Aquila Energy Capital
                            Corporation dated September 9, 1999(3)
        *10.62           -- Master Rental Agreement with Universal Compression, Inc.
                            dated September 9, 1999(3)
       EXECUTIVE COMPENSATION PLANS AND ARRANGEMENTS
        *10.1.5          -- 1997 Equity Participation Plan(4)
       CONSENTS
       ++23.1            -- Consent of Arthur Andersen LLP
       ++23.2            -- Consent of Holme Roberts & Owen LLP (included in Exhibit
                            5.1)
       ++23.3            -- Consent of Reed W. Ferrill & Associates, Inc.
       ++24              -- Powers of attorney (included in signature page)


---------------


 #   Filed herewith.


 * The exhibit numbers are the exhibit numbers assigned in the previous filings with the Securities and Exchange Commission, which are identified in the notes below.

 ++  Previously filed.

(1) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated August 24, 1995.

(2) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated April 22, 1997.

(3) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) Form 8-K dated September 9, 1999.

(4) Incorporated by reference from Mallon Resources Corporation (Commission File No. 0-17267) definitive proxy statement for annual meeting of shareholders held June 6, 1997.